SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                       Commission File # 0-14247


(Check one):

     (x) Form 10-K

          For Period ended:    September 30, 1999
                            ---------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

        -----------------------------------------------------------------


                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant:   Century Park Pictures Corporation
                              --------------------------------------------------

     Address of principal executive office (STREET AND NUMBER)

                                80th South 8th Ste: 4701
                              -------------------------------------------------

     City, State and Zip Code   Minneapolis, MN  55402
                              --------------------------------------------------


                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     ( ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (x) (b) The subject annual report, on Form 10-K, will be filed on or before the 15th calendar day following the prescribed due date; and

     ( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                     12b25-1

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

     Delivery of opinion of Registrant's legal counsel required by Registrant's accountants, to enable the release of their report was delayed due to change of counsels in 1999.


                                    PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

               William C. Pribble, Jr.      612.593.0041
        -----------------------------------------------------------------

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                                         [x] Yes

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                         [x]  No

                       CENTURY PARK PICTURES CORPORATION
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned duly authorized.


Date  January 6, 2000       By        Thomas K. Scallen
                               -------------------------------------------------
                                      Thomas K. Scallen
                                   Chief Executive Officer

     INSTRUCTION. This form may be signed by an executive officer of the registrant or by another duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the Statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)


                                     12b25-2

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


                                     12b25-3